POWER OF ATTORNEY
for Executing Forms 3, 4 and 5, Schedules 13G and 13D,
and Form ID applications

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby constitutes and appoints each of Todd Ferguson, Rachel Mayo, Bill Keisler, Kevin Burns, Allison Rhodes, Aislinn Andrews, and Cherry Landfair the undersigned's true and lawful attorneys-in-fact to:

(1) execute, for and on behalf of the undersigned, any one or more Forms 3, 4, and 5 in accordance with Section 16(a) of the Securities and Exchange Act of 1934, as amended (the "34 Act"), and the rules thereunder; and Schedules 13G and 13D, and amendments thereto, in accordance with Section 13 of the 34 Act and the rules thereunder;

(2) execute, for and on behalf of the undersigned, any Form IDs or other applications or documents needed to obtain CIK, CCC, and other EDGAR codes or other governmental electronic filing credentials;

(3) do and perform any and all acts, for and on behalf of the undersigned, that may be necessary or desirable to complete the execution of any such Form 3, 4 or 5 or Schedules 13G and 13D, or Form IDs, and any amendments thereto, and the timely filing of such forms and schedules with the United States Securities and Exchange Commission and any other authority; and

(4) take any other action of any type whatsoever in connection with the foregoing that, in the opinion of any such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned, pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve.

Each of the attorneys-in-fact is individually empowered hereunder, and may act without notice to, or consent of, the other attorneys-in-fact named herein. The undersigned hereby grants to each of the foregoing attorneys-in-fact, individually, full power and authority to do and perform every act and thing whatsoever requisite, necessary, and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorneys-in-fact, or their substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 7th day of January, 2026.

Laura Whitaker Stephens 2012 Trust dated December 27, 2012

By:____/s/ Miles Stephens_____
       Warren Miles Amerine Stephens, Trustee